UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

(a) Release of Independent Registered Public Accounting Firm

On October 30, 2023, the audit committee (the “Audit Committee”) of the board of directors of Prestige Wealth Inc. (the “Company”) resolved to dismiss Marcum Asia CPAs LLP (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective October 30, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding the release, MarcumAsia has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that there were material weaknesses identified related to: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee.

The Company has provided MarcumAsia with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). MarcumAsia has provided a letter to us, dated November 2, 2023 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) New independent registered public accounting firm

On October 31, 2023, the Company has engaged Yu Certified Public Accountant, P.C. (“Yu”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended September 30, 2023. The decision to engage Yu as the Company’s independent registered public accounting firm was approved by the Audit Committee.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with Yu regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by Yu, in either case where written or oral advice provided by Yu would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of Marcum Asia CPAs LLP dated November 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: November 2, 2023	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

3